UMB SCOUT FUNDS

PROPOSED RESOLUTIONS
UMB Fund Services

AUTHORIZATION TO RENEW INVESTMENT COMPANY BLANKET BOND

      RESOLVED, that the proper officers of the Funds are hereby authorized to take such actions as necessary to enter into an investment company blanket bond for a one-year period from June 30, 2005 to June 30, 2006, in the amount of $1,900,000; and

      FURTHER RESOLVED, that the appropriate officers of the Funds are hereby authorized to increase the amount of the Funds' fidelity bond as may be necessary to satisfy the minimum coverage requirements of Rule 17g-1(d) under the 1940 Act; and

      FURTHER RESOLVED, that the payment of the premium for the investment company blanket bond be, and hereby is authorized; and

      FURTHER RESOLVED, that Barbara J. Demmer, Secretary of the Funds, is hereby designated pursuant to the requirements of paragraph (h) of Rule 17g-1 to make the filings and give the notices required by paragraph (g) of that Rule.